December 23, 2010

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	ZYTO Corp
Registration Statement on Form 10-12(g)

Dear Mr. Mancuso:

In connection with our submittal of the above-referenced Registration Statement, including amendments thereto, to the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 224-7199, Kami Howard, CFO at (801) 224-7199, or David Evans of Kirton & McConkie, PC, counsel to the Company, at (801) 328-3600 if you have any questions or comments regarding the foregoing or need any additional information. Thank you for your assistance with this filing.

ZYTO Corp

By:	Vaughn R Cook
Title:	President and CEO

Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 23, 2010

cc:	Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission

Kami Howard
ZYTO Corp